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3/18/03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2003
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03015368

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-50866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Sage Corporation

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer L. Yeatman (415) 781-7430
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name)*

233 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
40

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Douglas Engmann, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ABN AMRO Sage Corporation (the Company), as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Engmann
Chief Executive Officer

State of: California
County of: San Francisco
On February 17, 2002 before me, Peter Thomas Toves Perez, Notary Public,
~~Personally~~ appeared Douglas J. Engmann who is
☐ personally known to me OR
☐ Proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person or entity upon behalf of which the person acted, executed the instrument.

Seal

PETER THOMAS TOVES PEREZ
Commission # 1286051
Notary Public - California
San Francisco County
My Comm. Expires Dec 2, 2004

WITNESS my hand and official seal.

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity
- [ ] (f) Statement of Changes in Subordinated Borrowings
  Supplemental Information:
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (m) An Oath or Affirmation
- [ ] (n) Independent Auditors' Supplementary Report on Internal Control
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Statement of Financial Condition

ABN AMRO Sage Corporation

December 31, 2002
With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Stockholders
ABN AMRO Sage Corporation

We have audited the accompanying statement of financial condition of ABN AMRO Sage Corporation (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of ABN AMRO Sage Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
January 21, 2003

ABN AMRO Sage Corporation

Statement of Financial Condition

	December 31
	2002
Assets	
Cash (including segregated cash)	$ 2,303,279
Securities Borrowed	726,721,951
Receivable from Brokers, Dealers, and Clearing Organizations	271,956,391
Receivable from Affiliates	4,529,064
Securities Owned	27,085,078
Securities Purchased Under Agreements to Resell	519,112,120
Other Assets	17,194,124
Total Assets	$1,568,902,007
Liabilities and Stockholders' Equity	
Liabilities:	
Short-term Borrowings	$ 140,300,000
Payable to Brokers, Dealers, and Clearing Organizations	777,282,095
Securities Loaned	136,662,919
Securities Sold Under Agreements to Repurchase	402,112,120
Other Liabilities	8,279,233
Total Liabilities	$1,464,636,367
Stockholders' Equity	104,265,640
Total Liabilities and Stockholders' Equity	$1,568,902,007

See Notes to Financial Statements.

ABN AMRO Sage Corporation

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

ABN AMRO Sage Corporation (the Company) is a wholly owned subsidiary of ABN AMRO Incorporated (the Parent), which is a wholly owned subsidiary of ABN AMRO WCS Holding Company (WCS). WCS is a wholly owned subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank.

The Company is a registered securities broker-dealer and a futures commission merchant. The Company's activities include the execution and clearance of futures, options, and stock transactions, and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers on exchanges located in Chicago, Philadelphia, New York, and San Francisco. The Company also provides facilities management services to other broker-dealers.

2. Summary of Significant Accounting Policies

Use of Estimates: Preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Cash: Included in cash at December 31, 2002, is $62,454 of cash segregated for regulatory purposes.

Securities Owned: Securities owned are recorded on a trade-date basis and are valued at market, generally based on quoted market prices.

Client Transactions: Securities and derivatives transactions are recorded on a settlement-date basis.

Securities Financing Transactions:

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are recorded as financing transactions, are collateralized primarily by government and government agency securities and are recorded at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest. Open repurchase and resale transactions are presented net of the accompanying statement of financial condition where net presentation is permitted. The Company takes possession of securities purchased under agreements to resell and monitors the market value of the underlying positions on a daily basis as compared to the related receivable or payable balances, including accrued interest and requests additional collateral when deemed appropriate. Securities and other financial instruments owned that are financed under repurchase agreements are carried at market value, with changes in market value reflected in the statement of operations. Resale agreements with affiliates at December 31, 2002, were approximately $48 million.

Securities borrowed and securities loaned are recorded at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the fair value of the securities borrowed and loaned against the fair value of the collateral on a daily basis. Additional collateral is obtained as deemed necessary to ensure such transactions are adequately collateralized. Securities borrowed from affiliates aggregated approximately $695.9 million at December 31, 2002, while securities loaned to affiliates aggregated approximately $112.0 million.

2. Summary of Significant Accounting Policies (Continued)

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. At December 31, 2002, the fair value of this collateral was approximately $861.6 million, of which $533.5 million was sold or repledged. The primary sources of this collateral are securities borrowed, securities purchased under agreements to resell, and collateral securing receivables from broker-dealers. The Company pledges securities as collateral for short-term borrowings.

Fair Value of Financial Instruments: Financial instruments are recorded at either fair value or contract value in the Company's statement of financial condition. Whenever possible, quoted market prices were used to determine fair values. Where quoted market prices were not available, market prices of similar instruments were used for reference and to develop indices of estimated fair values. Financial instruments carried at contract amounts either have short-term maturities (one year or less), reprice frequently, or bear market rates of interest, and accordingly, their carrying value approximates their fair value.

The carrying amount of subordinated borrowings closely approximated fair value, based upon market rates of interest available to the Company at December 31, 2002.

Income Taxes: The Company is included in a consolidated federal income tax return with Holding.

Accounting Changes: In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (Interpretation 45). Interpretation 45 requires certain guarantees, including indemnification arrangements, to be recorded at fair value at inception, and also requires a guarantor to make significant new disclosures. For those arrangements where the Corporation receives an explicit fee for the guarantee, the Company defers the fee and recognizes it over the life of the arrangement, and will continue to do so under Interpretation 45. The Company will adopt the accounting provisions of Interpretation 45 for guarantees issued beginning January 1, 2003, and has adopted the disclosure provisions for all existing guarantees as of December 31, 2002. For arrangements where no explicit fee is received, Interpretation 45 requires a liability to be recorded and amortized over the life of the arrangement, along with an offsetting asset, depending on the arrangement. The Company expects that the adoption of Interpretation 45 will not have a material effect on its financial statements.

3. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2002, consisted of:

Receivables:	
Broker-dealers' trading and investment accounts	$153,533,034
Settlements due from clearing organizations	36,587,899
Deposits with clearing organizations	16,624,332
Omnibus account with Parent	16,240,977
Failed-to-deliver	48,168,800
Other	801,349
Total	$271,956,391
Payables:	
Broker-dealers' trading and investment accounts	$562,303,276
Broker-dealers' commodity accounts	164,013,455
Settlements payable to clearing organizations	20,459,667
Failed-to-receive	30,505,697
Total	$777,282,095

Receivables arising from broker-dealers' trading and investment transactions are collateralized by securities owned by the broker-dealers. The value of this collateral is not reflected in the accompanying financial statements. The Company clears futures trades through an omnibus account with the Parent.

4. Securities Owned

At December 31, 2002, securities owned consisted primarily of $27.1 million of U.S. government securities, which are carried at market value. All of the U.S. government securities are pledged to The Options Clearing Corporation to satisfy margin requirements, and may not be sold or repledged by the collateralized party.

5. Short-Term Borrowings

Short-term borrowings represent amounts due to banks, with interest charged at varying rates. These borrowings include loans with nonaffiliated financial institutions of $400,000 collateralized by approximately $28 million of securities. The weighted average interest rate on these loans was 1.87% at December 31, 2002.

An unsecured revolving line of credit of $1 billion is available to the Company from ABN AMRO Bank. Interest accrues at the Federal Funds rate, plus 1/8%. At December 31, 2002, $139.9 million had been drawn on the unsecured revolving line of credit at an average interest rate of 1.06%.

6. Subordinated Borrowings

The Company has two $25 million revolving subordinated loan agreements with WCS, maturing on September 30, 2006, and September 30, 2007 (with options to extend to September 30, 2011). As of December 31, 2002, there were no outstanding borrowings on these agreements. The subordinated borrowings have been approved by the Chicago Board Options Exchange and the National Futures Association and are available in computing net capital under the Securities and Exchange Commission's Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Preferred Stock

At December 31, 2002, the Company had $1.2 million of nonvoting, cumulative preferred stock issued to certain broker-dealers in conjunction with joint back office agreements. The preferred stock accumulates dividends at an annual rate of 6%.

8. Income Taxes

The Company has a deferred tax liability of approximately $1.2 million included in other liabilities. Deferred tax liabilities are comprised principally of the net temporary differences related to deferred income.

9. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit Sharing and Savings Plan: Effective January 1, 2002, WCS commenced sponsorship of the profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective WCS subsidiary. In addition, the respective WCS subsidiary may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan: Effective January 1, 2002, WCS provided welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

10. Leases

The Company leases space for its principal facilities and also leases space in other buildings. The noncancellable leases generally are renewable and provide for the payment of real estate taxes and certain other occupancy expenses.

(thousands of dollars)	2003	2004	2005	2006	2007	2008 and thereafter	Aggregate Total
Future Rental Commitments For All Leases..........................	$ 4,660	$4,837	$4,935	$5,208	$1,870	$3,227	$ 24,737

11. Commitments and Contingencies

At December 31, 2002, the Company is contingently liable for irrevocable letters of credit of approximately $5.5 million. The letters of credit are collateralized by marketable securities owned by the Company's clients, and are pledged at clearing organizations to satisfy margin and good faith deposits.

The Company guarantees approximately $2.4 million of certain client loans with unaffiliated banks, which provide the Company's clients with the necessary capital to conduct operations. The clients' exchange memberships are pledged as collateral for these bank loans.

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the Company's financial statements.

12. Client Transactions

In the normal course of business, the Company's securities clearance activities involve clearing transactions for independent broker-dealers. The broker-dealers' operations provide liquidity to the market through the use of leverage and hedging to buy and sell securities. The Company may have significant risk from the potential inability of the broker-dealers to meet their commitments in the event of volatile trading markets. As the Company may have to assume the broker-dealers' liabilities, the Company controls this risk by monitoring the broker-dealers' equity levels on an intraday basis for compliance with internal guidelines, which require the broker-dealers to maintain equity levels substantially above those indicated by market conditions. To further mitigate this risk, the Company developed real-time computerized risk control systems that analyze the broker-dealers' portfolio risk. When it is determined that the broker-dealers' activities may be subject to above normal market risks, the Company will require the broker-dealers to deposit additional equity or reduce positions.

The Company's broker-dealer financing and securities settlement activities require the Company to pledge broker-dealers' securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. Additionally, the Company pledges broker-dealers' securities as collateral to satisfy margin deposits to various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return broker-dealers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company mitigates this risk by monitoring the market value of securities pledged and by requiring adjustment to collateral levels on a daily basis prior to the occurrence of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

13. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), ABN AMRO Sage Corporation is subject to the SEC's net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method, as permitted by the Rule. This method requires the Company to maintain net capital equal to 4% of the funds required to be segregated pursuant to the Commodity Exchange Act, as defined. At December 31, 2002, net capital of approximately $52.9 million was approximately $49.5 million in excess of required net capital.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital Rule or the SEC and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed in order for the independent broker-dealers for which the Company provides clearing services to classify assets held by the Company as allowable assets in the independent broker-dealers' net capital calculation. At December 31, 2002, the Company had no reserve requirement related to the PAIB calculation.